SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*

                      Gleason Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           377339106
                         (Cusip Number)

                         W. Robert Cotham
                   201 Main Street, Suite 2600
                     Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         May 15, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 338,900 shares, which constitutes approximately 6.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 5,168,833 shares outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 146,200(1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 146,200(1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     146,200

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  2.8%


14.  Type of Reporting Person: 00-Trust

- ------------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA

              7.   Sole Voting Power: 146,200 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 146,200 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     146,200 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  2.8%


14.  Type of Reporting Person: IN

- -------------
(1) Solely in his capacities as sole trustee and as one of two trustors of the Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     146,200 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  2.8%


14.  Type of Reporting Person: IN

- ------------
(1)  Solely in her capacity as one of two trustors of The Bass Management
     Trust.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 146,200
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 146,200
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     146,200

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  2.8%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     The Airlie Group, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0- (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0- (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  0%


14.  Type of Reporting Person: PN
- ------------
(1)  Power is exercised through its sole general partner, EBD, L.P.

1.   Name of Reporting Person:

     EBD, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-(1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-(1)(2)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0- (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  0%


14.  Type of Reporting Person: PN

- ------------
(1) Power is exercised through its two general partners, Dort A. Cameron, III and TMT-FW, Inc.
(2) Solely in its capacity as the sole general partner of The Airlie Group, L.P.

1.   Name of Reporting Person:

     Dort A. Cameron, III

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0- (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0- (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0- (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  0%


14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as one of two general partners of EBD, L.P., which is the sole general partner of The Airlie Group, L.P.

1.   Name of Reporting Person:

     TMT-FW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0- (1)(2)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0- (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0- (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  0%

14.  Type of Reporting Person: IN

- ------------
(1)  Power is exercised through its President, Thomas M. Taylor.
(2) Solely in its capacity as one of two general partners of EBD, L.P., which is the sole general partner of The Airlie Group, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: USA

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0- (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0- (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0- (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  0%

14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as President and sole shareholder of TMT-FW, Inc., which is one of two general partners of EBD, L.P., which is the sole general partner of The Airlie Group, L.P.

1.   Name of Reporting Person:

     James C. Garnett

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: USA

              7.   Sole Voting Power: 1,000
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 1,000
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: 45,500(1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 45,500 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     45,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  0.8%

14.  Type of Reporting Person: 00-Trust

- ------------
(1)  Power is exercised through one of its trustees and its sole trustor, Sid
     R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: USA

              7.   Sole Voting Power: 45,500(1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 45,500 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     45,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  0.8%

14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 10, 1993, as amended by Amendment No. 1 dated September 3, 1993, Amendment No. 2 dated November 8, 1993, by Amendment No. 3 dated November 19, 1993, and by Amendment No. 4, dated March 31, 1995 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share, of Gleason Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

     No material change.

Item 2.  IDENTITY AND BACKGROUND.

     Items (a)-(c) of Item 2 are hereby partially amended by adding at the end thereof the following:

     As a result of the sale of all Stock held by TAG, TAG, EBD, TMT-FW, DAC and TMT no longer shall be Reporting Persons for purposes of all future filings on
Schedule 13D.

     (d)-(f)

     No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended to delete all references to TAG, EBD, TMT-FW, TMT and DAC in their entireties.

Item 4.  PURPOSE OF TRANSACTION.

     No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(b) of Item 5 hereby are amended to delete all references to TAG, EBD, TMT-FW, TMT and DAC in their entireties.

     Paragraph (c) is hereby amended and restated in its entirety to read as follows:

     (c) Since the most recent filing on Schedule 13D, TAG has sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

                            NO. OF SHARES    PRICE PER
               DATE         SOLD              SHARE

               05/02/95      25,000          $22.62
               05/12/95      10,000           21.69
               05/15/95     126,500           23.94

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock since the most recent filing on Schedule 13D.

     (d)-(e)

     No material change.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  May   , 1995


                              /s/ W. R. Cotham
                              W. R. Cotham, Attorney-in-Fact for:

                                   THE BASS MANAGEMENT TRUST (1)
                                   PERRY R. BASS (2)
                                   NANCY L. BASS (3)
                                   LEE M. BASS (4)
                                   DORT A. CAMERON, III (5)
                                   THOMAS M. TAYLOR (6)
                                   JAMES C. GARNETT (7)
                                   SID R. BASS MANAGEMENT TRUST (8)
                                   SID R. BASS (9)

                              THE AIRLIE GROUP L.P.,
                              a Delaware limited partnership

                              By:  EBD L.P., a Delaware
                                    limited partnership, General Partner

                                   By:  TMT-FW, INC., a Texas
                                        corporation, General Partner


                                        By:/s/ W. R. Cotham
                                           W. R. Cotham, Vice President

                              EBD L.P.,
                              a Delaware limited partnership

                              By: TMT-FW, INC., a Texas
                                   corporation, General Partner


                                   By:/s/ W. R. Cotham
                                      W. R. Cotham, Vice President

                              TMT-FW, INC.,
                              a Texas corporation


                              By:/s/ W. R. Cotham
                                 W. R. Cotham, Vice President

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron, III previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of James C. Garnett previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(9) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

Exhibit                  Description
- -------                  -----------

99.1                 Agreement pursuant to Rule
                     13d-1(f)(1)(iii), filed herewith